Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDEND

The Bank of New York Mellon Corporation

	Quarter ended			Year-to-date
(dollar amounts in millions)	Sept. 30, 2013	June 30, 2013	Sept. 30, 2012	Sept. 30, 2013	Sept. 30, 2012
Earnings
Income before income taxes	$986	$1,206	$975	$3,001	$2,449
Net (income) attributable to noncontrolling interests	(8)	(40)	(25)	(64)	(67)
Income before income taxes attributable to shareholders of The Bank of New York Mellon Corporation	978	1,166	950	2,937	2,382
Fixed charges, excluding interest on deposits	84	80	118	258	372
Income before income taxes and fixed charges, excluding interest on deposits applicable to the shareholders of The Bank of New York Mellon Corporation	1,062	1,246	1,068	3,195	2,754
Interest on deposits	26	27	36	83	122
Income before income taxes and fixed charges, including interest on deposits applicable to shareholders of The Bank of New York Mellon Corporation	$1,088	$1,273	$1,104	$3,278	$2,876
Fixed charges
Interest expense, excluding interest on deposits	$57	$52	$92	$175	$294
One-third net rental expense (a)	27	28	26	83	78
Total fixed charges, excluding interest on deposits	84	80	118	258	372
Interest on deposits	26	27	36	83	122
Total fixed charges, including interests on deposits	$110	$107	$154	$341	$494
Preferred stock dividends	$13	$12	$5	$38	$5

Total fixed charges and preferred stock dividends, excluding interest on deposits	$97	$92	$123	$296	$377
Total fixed charges and preferred stock dividends, including interest on deposits	$123	$119	$159	$379	$499

Earnings to fixed charges ratios
Excluding interest on deposits	12.64	15.58	9.05	12.38	7.40
Including interest on deposits	9.89	11.90	7.17	9.61	5.82

Earnings to fixed charges and preferred stock dividends ratios
Excluding interest on deposits	10.95	13.54	8.68	10.79	7.31
Including interest on deposits	8.85	10.70	6.94	8.65	5.76

(a)	The proportion deemed representative of the interest factor.